American Petro-Hunter Inc.
250 N. Rock Rd., Suite 365
Wichita KS 67206

June 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	American Petro-Hunter Inc. Registration Statement on Form S-1 (File No. 333-188316)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American Petro-Hunter Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-188316 (the “Registration Statement”), including all exhibits thereto, effective as of the date first set forth above. No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective.

The Company is requesting withdrawal of the Registration Statement in response to a letter from the Commission dated May 31, 2013, which letter indicated that the Commission considers the transaction pursuant to which the shares underlying the Registration Statement were issued to not be complete at this time, and thus such shares are ineligible for registration on an indirect primary basis. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via email at leema@gtlaw.com.

Very truly yours,

/s/ Robert B. McIntosh

Robert B. McIntosh
President
Cc: Mark C. Lee, Greenberg Traurig, LLP